UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION partners with NDS and MOBITV to demonstrate mobile WIMAX TV Services dated March 27, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: March 27th, 2007                                By: /s/ Dafna Gruber
                Name: Dafna Gruber
                            Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO        Carmen Deville
+972 3 645 6252           +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION partners with nds and mobitv to demonstrate mobile
wimax tv services

OPEN WiMAX Video Solution to Enable Carriers to Maximize ARPU

Company’s 4Motion Solution Being Showcased at
CTIA, Booth #4969

Orlando, Fla. - March 27, 2007 - Alvarion, (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that it is showcasing 4MotionTM mobile WiMAX high resolution TV in cooperation with NDS, the leading provider of technology solutions for digital pay-TV, and MobiTV, the leader of mobile and broadband television and music services. By deploying this type of OPENTM WiMAX solution, mobile WiMAX operators can generate additional revenues and profits under a variety of business models.
4Motion is designed to fully integrate NDS’s digital rights management (DRM) and conditional access (CA) solutions, with MobiTV’s end-to-end mobile WiMAX television services, to enable broadcast of live channels video on demand (VoD), interactive TV, and other value added video applications.
“Our companies are cooperating in order to demonstrate mobile TV over WiMAX anytime, anywhere and on any device,” said Joseph Deutsch, VP Product Marketing, NDS. “Alvarion’s 4Motion solution, together with our core VideoGuard CA and DRM solution, supports the full range of video services, giving carriers the assurance that only paying subscribers gain access to content while offering various business models to consumers and increasing average revenues per user (ARPU).”
“Combining Alvarion’s 4Motion solution with MobiTV’s mobile WiMAX client and content delivery system means that high quality video services can be made available to users at all times,” said Kay Johansson, CTO of MobiTV. “We look forward to working with Alvarion and its 4Motion solution on specific future carrier implementations of mobile TV over WiMAX.”
Leveraging BreezeMAXTM, the world’s most popular WiMAX system with more than 300 deployments in 100 countries, 4Motion is designed to enable service providers to offer Personal Broadband or fixed, portable, and mobile WiMAX services anytime, anywhere. Designed to be compliant with 802.16e-2005 and WiMAX ForumTM Network Working Group specifications, 4Motion is the basis of Alvarion’s OPEN WiMAX ecosystem with its best of breed network optimization and smooth and simple integration of third party applications and services. 4Motion is expected to be commercially released later in 2007.
“Our cooperation with NDS and MobiTV is a prime example of our OPEN WiMAX strategy,” said Rudy Leser, Alvarion’s corporate vice president of strategy and marketing. “This further demonstrates the Open WiMAX benefits for operators, allowing best of breed partners to provide innovative and advanced services to Alvarion’s Open WiMAX customers. Supporting core network, radio and application elements, and consumer electronics, 4Motion is designed to provide operators with the potential for offering secure, personalized high-ARPU services with their 4G mobile networks. As the OPEN WiMAX thought leader, we look forward to expanding our relationship with these two market leaders as 4Motion and WiMAX move to supporting video services.”
The three companies are showcasing their joint mobile WiMAX TV solution at the CTIA show, booth #4969, being held here this week.

About NDS

NDS Group plc (NASDAQ: NNDS), a majority owned subsidiary of News Corporation, supplies open end-to-end digital technology and services to digital pay-television platform operators and content providers (www.nds.com). Headquartered in the UK, with offices worldwide, NDS employs over 3000 people and continues to make a major commitment to R&D, with over 2400 employees dedicated to pioneering development work at centers in Israel, China, India, France, and the UK.

About MobiTV

MobiTV, Inc. (www.mobitv.com) is leading the convergence of television, film and music content across the mobile and personal computing markets. The Emmy® Award winning service has more than one million subscribers and offers popular TV and digital radio channels from top labels, networks and cable providers. Founded in 1999, MobiTV is a privately-held company headquartered in Emeryville, CA.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.